December 14, 2005

By Facsimile and U.S. Mail

Patrick J. Simpson, Esq.
Sonny Allison, Esq.
Perkins Coie LLP
1899 Wynkoop Street, Suite 700
Denver, Colorado 80202

	Re:	Hyperspace Communications, Inc.
		Schedule TO-I
		Filed December 2, 2005

Dear Messrs. Simpson and Allison:

	We have the following comments on the above-referenced filing:

Schedule TO
1. Revise the offer so that it will be open for a full twenty business days. Note that the definition of "business day" in Rule 13e-4(a)(3) is based on Eastern time and excludes federal holidays, such as December 26. At present, it appears that the offer is scheduled to expire at 5:00 p.m. Mountain time on the twentieth business day. The offer should remain open until at least midnight on the twentieth business day following commencement. See Q&A no.8 in Release No.34-16623 (March 5, 1980).
2. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. It does not appear that you have incorporated all the information required by 1010(a), such as the ratio of earnings to fixed charges and the book value per share. Furthermore, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and
Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s
Manual of Publicly Available Telephone Interpretations. It appears that you have not provided the required financial information. Please revise to include at least the summary financial information required by Item 1010(c), and advise us how you intend to disseminate the information.


Offer to Purchase
3. In the opening section entitled "Important," you state that holders "should consult [their] own investment and tax advisor in determining whether to participate in the offer to exchange." Please eliminate this disclaimer. You are required to describe the material federal tax consequences of the exchange and unit holders are entitled to rely on the disclosure in this document. Also eliminate the disclaimer in the last sentence of Q&A 12 and similar language throughout the document.
4. In Q&A 5 you state that, except for the major changes outlined in this section, replacement options will have "other terms and conditions that are substantially the same as those of the cancelled restricted stock units." Tell us, with a view toward disclosure, why you have characterized the new units as otherwise "substantially" the same.
5. You must announce any extensions no later than 9 a.m. Eastern time on the next business day following expiration of the offer.
Please
clarify Q&A No. 9.  See Rule 14e-1(d).

Source and Amount of Consideration; Terms of New Restricted Stock
Units
6. You refer unit holders to the 2004 Equity Plan for a description of the existing restricted stock units and to the form of the new units for their terms. Revise the offer to summarize the material terms of the new restricted stock units as compared to the existing restricted stock units. Consider doing so in tabular form.
Advise
us how you intend to disseminate this information. Finally, delete the disclaimer in the "Important Note" in this section, as security holders are entitled to rely on your disclosure of the material terms of these units and the comparison. Note that you may only incorporate information by reference where doing so does not render the required disclosure incomplete. See General Instruction F to Schedule TO.

Material Federal Income Tax Consequences
7. We note that you refer to this disclosure as a "general summary."
Revise this subsection to clarify that you describe all material federal tax consequences of the transaction. Eliminate the disclaimer that this summary is not "intended to be applicable in all respects to all restricted stock unit holders" or otherwise clarify the purpose of this language.
8. In the second paragraph of this section, clarify upon who`s "good faith interpretation of the transition period rules" you rely in "making [y]our determination of the federal income tax consequences of the exchange."


Schedule A - Conditions of the Offer
9. We note the disclosure in the introductory paragraph and paragraph
(c)(vi), which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
10. Paragraphs (a), (b), (c) and (e) condition the offer on whether the contemplated benefits the company and its subsidiaries may enjoy from the offer, their contemplated conduct, or their prospects are materially impaired. Please revise to specify or generally describe the contemplated benefits, contemplated future conduct, and prospects of the offer to you so that unit holders will have the ability to objectively determine whether these conditions have been triggered.
11. In paragraph (g), please clarify the meaning of "material adverse significance."
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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Patrick J. Simpson, Esq.
Sonny Allison, Esq.
December 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE